SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Schedule 13D

Under the Securities Exchange Act of 1934 (Amendment No.  )

(Name of Issuer	)				800 Travel Systems, Inc.
(Title of Class of Securities)       Common stock
(CUSIP Number)					282506104
(Name, Address and Telephone Number of
 Person Authorized to Receive Notices
and Communications)
							     Vincent E. Vitti
						     	860 Wyckoff Avenue
								Mahwah, NJ 07430
								(201) 847-2111
(Date of Event Which Requires Filing of this Statement)
05-10-00


CUSIP NO.    282506104

(1)	Names of Reporting Persons I.R.S. Identification No.
	of Above Persons   Vincent E. Vitti, ###-##-####

(2)	Check the Appropriate Box if a Member of a Group

	(a)
	(b)

(3)	SEC Use Only

(4)	Source of Funds
	PF

(5)	Check if Disclosure of Legal Proceedings
is Required Pursuant to Items 2(d) or 2(e).

(6)	Citizenship of Place of Organization
	United States

Number of Shares	(7)	Sole Voting Power
385,000
Beneficially
Owned			(8)	Shared Voting Power
385,000
by Each
Reporting			(9)	Sole Dispositive Power
385,000

Person With		(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by each Reporting Person
			385,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)	Percent of Class Represented by Amount in Row (11)

	5.054

(14)	Type of Reporting Person

	IN




INFORMATION REQUIRED TO BE FILED PURSUANT TO RULE 13D-1(A)



Item 1.	Security and Issuer.



Common Stock. 	800 Travel Systems, Inc.
4802 Gunn Highway, Tampa, Florida 33624.



Item 2.	Identity and Background.


a.	Vincent E. Vitti
b.	860 Wyckoff Avenue, Mahwah, NJ 07430.
c.	CEO & President, VTS Travel Enterprises, Inc.
860 Wyckoff Avenue Mahwah, NJ 07430.

Chairman of the Board
First Internet Travel, L.L.C.
860 Wyckoff Avenue Mahwah, NJ 07430.

	d.	No.
	e.	No.
	f.	United States Citizen.


Item 3.	Source and Amount of funds or other Consideration.



	Personal funds.  Total amount $1,063,137



Item 4.	Purpose of Transaction.


	Investment Purposes only.

a through j.  None.



Item 5.	Interest in Securities of the Issuer.


a.	385,000 common shares / 5.054950595 %

b.	385,000 common shares / 5.054950595 %

c.
	03-16-00	Bought 2000 shares @3.15400
	03-16-00	Bought 3000 shares @3.27900
	03-16-00	Bought 5000 shares @3.27900
	03-16-00	Bought 5000 shares @3.27900
03-16-00	Bought 4000 shares @3.40400
	03-16-00	Bought 1000 shares @3.46650
	03-16-00	Bought 5000 shares @3.46650
	03-16-00	Bought 5000 shares @3.40400
	03-16-00	Bought 200  shares @3.12500
	03-16-00	Bought 300  shares @3.25000
03-16-00	Bought 500  shares @3.25000
	03-16-00	Bought 300  shares @3.43750
03-16-00	Bought 200  shares @3.12500
	03-20-00	Sold   350  shares @3.06250
	03-20-00	Sold   400  shares @3.06250
	03-20-00	Sold   500  shares @3.06250
	03-20-00	Bought 93   shares @3.06250
	03-20-00	Bought 100  shares @3.06250
	03-20-00	Sold   500  shares @3.12500
	03-20-00	Sold   500  shares @3.12500
	03-20-00	Sold   200  shares @3.12500
	03-20-00	Sold   2000 shares @3.25000
	03-20-00	Sold   350  shares @3.25000
	03-20-00	Bought 1000 shares @3.25000
	03-20-00	Sold   700  shares @3.37500
03-20-00	Bought 2000 shares @3.27750
	03-21-00	Bought 38   shares @3.15626
03-21-00	Bought 3000 shares @3.25000
03-21-00	Bought 800  shares @3.28125
03-21-00	Bought 7    shares @3.28125
03-21-00	Bought 3000 shares @3.25000
03-21-00	Bought 1000 shares @3.27950
03-21-00	Bought 9000 shares @3.34200
03-21-00	Bought 7000 shares @3.34170
03-22-00	Bought 3800 shares @3.15625
03-22-00	Bought 62   shares @3.15625
03-23-00	Bought 5000 shares @3.21650
03-23-00	Bought 5000 shares @3.21650
03-23-00	Bought 5000 shares @3.18520
03-23-00	Bought 5000 shares @3.18520
03-23-00	Bought 2700 shares @3.18540
03-24-00	Bought 3300 shares @3.18540
03-24-00	Bought 200  shares @3.18540
03-27-00	Bought 3000 shares @3.27830
03-27-00	Bought 1800 shares @3.24700
03-28-00	Bought 1200 shares @3.24700
03-28-00	Bought 2000 shares @3.21620
03-28-00	Bought 300  shares @3.27080
03-28-00	Sold   100  shares @3.12500


03-29-00	Bought 5000 shares @3.09150
	03-29-00	Bought 800  shares @3.12270
03-30-00	Bought 100  shares @3.00000
	03-31-00	Bought 3200 shares @2.59200
	03-31-00	Bought 1100 shares @2.77830
03-31-00	Bought 3100 shares @2.84080
04-03-00	Sell   300  shares @2.68750
04-03-00	Sell   200  shares @2.68750
	04-04-00	Bought 5000 shares @2.52900
	04-04-00	Bought 6800 shares @2.40420
	04-04-00	Bought 5000 shares @2.27900
	04-04-00	Bought 100  shares @2.75000
04-10-00	Bought 500  shares @2.40625
04-10-00	Bought 500  shares @2.40625
	04-10-00	Bought 100  shares @2.43750
04-10-00	Bought 500  shares @2.50000
04-10-00	Bought 3500 shares @2.50000
04-10-00	Bought 500  shares @2.50000
04-10-00	Bought 367  shares @2.50000
04-10-00	Bought 900  shares @2.56250
	04-11-00	Bought 200  shares @2.34375
	04-11-00	Bought 4500 shares @2.37500
	04-11-00	Bought 300  shares @2.37500
	04-11-00	Bought 2000 shares @2.37500
	04-11-00	Bought 1000 shares @2.37500
	04-11-00	Bought 1700 shares @2.37500
	04-11-00	Bought 300  shares @2.43750
04-12-00	Bought 5000 shares @2.25000
04-12-00	Bought 3000 shares @2.37500
04-12-00	Bought 2000 shares @2.37500
04-13-00	Bought 2100 shares @2.28125
04-13-00	Bought 967  shares @2.31250
04-13-00	Bought 2000 shares @2.31250
04-13-00	Bought 33   shares @2.31250
04-13-00	Bought 2000 shares @2.31250
04-13-00	Bought 2000 shares @2.50000
04-13-00	Bought 300  shares @2.50000
04-13-00	Bought 100  shares @2.50000
04-13-00	Bought 500  shares @2.50000
04-13-00	Bought 100  shares @2.50000
04-13-00	Bought 500  shares @2.50000
04-13-00	Bought 600  shares @2.50000
04-13-00	Bought 100  shares @2.50000
04-13-00	Bought 400  shares @2.50000
04-13-00	Bought 33   shares @2.50000
	04-14-00	Bought 2000 shares @1.93750
04-14-00	Bought 3705 shares @2.00000
04-14-00	Bought 1295 shares @2.00000
04-14-00	Bought 800  shares @2.25000
04-14-00	Bought 500  shares @2.25000
04-14-00	Bought 1800 shares @2.25000
04-14-00	Bought 200  shares @2.25000
04-14-00	Bought 200  shares @2.25000
04-14-00	Bought 400  shares @2.25000
04-14-00	Bought 900  shares @2.25000
04-14-00	Bought 1100 shares @2.25000
04-14-00	Bought 2500 shares @2.25000
04-14-00	Bought 1600 shares @2.25000
04-14-00	Bought 1500 shares @2.28125
04-14-00	Bought 400  shares @2.28125
04-14-00	Bought 1000 shares @2.28125
04-17-00	Bought 100  shares @1.75000
04-17-00	Bought 500  shares @1.87500
04-17-00	Bought 500  shares @1.87500
04-17-00	Sold   75   shares @1.87500
04-17-00	Sold   925  shares @1.87500
04-19-00	Bought 100  shares @2.37500

Unable to provide additional detail
at this time for transactions from
04-20-00 to 05-16-00.



d.	N/A

e.	Upon information and belief, 05-10-00.


Item 6.	Contracts, Arrangements, Understandings
or Relationships With Respect to
 	Securities of the Issuer.

	None.


Item 7.	Material to be Filed as Exhibits.


	None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



__________________________
Vincent E. Vitti

Dated: May 19, 2000